Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Alaska Air Group, Inc.

(In thousands, except ratios)	2007	2006	2005	2004	2003
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$125,000	$(87,800)	$137,200	$(20,600)	$29,000
Less: Capitalized interest	(27,800)	(24,700)	(8,900)	(1,700)	(2,300)
Add:
Interest on indebtedness	86,099	76,056	61,698	49,801	47,508
Amortization of debt expense	1,901	1,944	1,308	1,220	1,103
Amortization of capitalized interest	5,783	4,872	4,785	4,855	4,990
Portion of rent under long-term operating leases representative of an interest factor	111,181	106,874	108,283	102,514	96,026

Earnings Available for Fixed Charges	$302,164	$77,246	$304,374	$136,090	$176,327

Fixed Charges:
Interest	86,099	76,056	61,698	49,801	47,508
Amortization of debt expense	1,901	1,944	1,308	1,220	1,103
Portion of rent under long-term operating leases representative of an interest factor	111,181	106,874	108,283	102,514	96,026

Total Fixed Charges	$199,181	$184,874	$171,289	$153,535	$144,637

Ratio of Earnings to Fixed Charges	1.52	0.42	1.78	0.89	1.22

Coverage deficiency	$—	$107,628	$—	$17,445	—